Exhibit 12.1

HCA Holdings, Inc.

Ratio of Earnings to Fixed Charges

(Dollars in millions)

	Nine Months Ended		Year Ended December 31,
	September 30, 2014	September 30, 2013	2013	2012	2011	2010	2009
Earnings:
Income before income taxes	$2,513	$2,146	$2,946	$2,894	$3,561	$2,231	$2,002
Fixed charges, exclusive of capitalized interest	1,458	1,530	2,032	1,975	2,202	2,250	2,136

	$3,971	$3,676	$4,978	$4,869	$5,763	$4,481	$4,138

Fixed charges:
Interest charged to expense	$1,314	$1,392	$1,848	$1,798	$2,037	$2,097	$1,987
Interest factor on rental expense	144	138	184	177	165	153	149

	1,458	1,530	2,032	1,975	2,202	2,250	2,136
Interest capitalized	18	23	30	22	25	22	29

	$1,476	$1,553	$2,062	$1,997	$2,227	$2,272	$2,165

Ratio of earnings to fixed charges	2.69	2.37	2.41	2.44	2.59	1.97	1.91